InnerWorkings, Inc.
203 North LaSalle, Suite 1800
Chicago, Illinois 60601

September 11, 2019
Scott Anderegg
Jennifer López
Division of Corporation Finance
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:

InnerWorkings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 14, 2019
File No. 000-52170
Dear Mr. Anderegg and Ms. López:
On behalf of InnerWorkings, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 9, 2019 with respect to the Company’s above referenced filing. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type herein.
Preliminary Proxy Statement on Schedule 14A filed on August 14, 2019
Comment No. 1:
Proposal 3: Ratification of an Amendment to the Company’s Bylaws, page 9
We note that the forum selection provision in your proposed bylaws includes an exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your disclosures to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision. Please also revise your disclosure to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations under it. In addition, please advise shareholders of the risk associated with an exclusive form provision in your bylaws. Such risks may include, but are not limited to, increased costs to bring a claim and that these bylaw provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your proposed bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Response:
The Company acknowledges the Staff’s comment and will revise the disclosure in its proxy statement related to the exclusive forum provision accordingly. The text that the Company proposes to add to its proxy statement is underlined and bolded in Exhibit A attached hereto.

As applicable and appropriate, in future filings with the Commission, under “Risks Related to Ownership of Our Common Stock” and “Description of Capital Stock,” the Company will make clear that the exclusive forum provision does not apply to any actions arising under the Securities Act or Exchange Act.
* * *
If you have any questions regarding the response in this letter, please call me at (312) 610-6398.

Respectfully submitted,
/s/ Oren B. Azar
General Counsel

cc: Richard S. Stoddart

EXHIBIT A

Proposal 3: Ratification of an Amendment to the Company’s Bylaws
On October 30, 2018, the Board amended and restated our bylaws to add a new Article IX to provide, with certain exceptions, that the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”) shall be the exclusive forum for certain types of legal actions (the “Exclusive Forum Amendment”). Although our bylaws allow the Board to adopt the Exclusive Forum Amendment without stockholder approval or ratification, and the Exclusive Forum Amendment became effective upon its adoption by the Board on October 30, 2018, the Board believes it is important for our stockholders to have the opportunity to consider and vote upon, on a non-binding advisory basis, whether the Exclusive Forum Amendment is appropriate for the Company. Therefore, the Board has decided to request that stockholders ratify the Exclusive Forum Amendment on an advisory basis.
The full text of the Exclusive Forum Amendment is set forth below:
ARTICLE IX
EXCLUSIVE FORUM
Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery lacks jurisdiction, the federal district court for the District of Delaware unless said court lacks subject matter jurisdiction in which case, the Superior Court of the State of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising under any provision of the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these by-laws or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.
The Exclusive Forum Amendment does not apply to claims arising under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act of 1934, as amended (the “Exchange Act”) or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Stockholders cannot waive, and will not be deemed to have waived under the exclusive forum provision, the Company’s compliance with the federal securities laws and the rules and regulations thereunder.
The Exclusive Forum Amendment may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the Exclusive Forum Amendment to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.
The Board believes that it is beneficial to the Company to require that certain disputes involving the Company or its directors or officers be litigated in Delaware courts, such as: (i) certain derivative actions; (ii) certain claims of a breach of fiduciary duty owed by a director, officer or other employee to the Company or its stockholders; or (iii) actions asserting a claim arising under the Delaware General Corporation Law or governed by the internal affairs doctrine. The Company believes that its ability to require claims to be brought in a single forum for disputes of this kind will help ensure consistent consideration of the issues by courts with expertise in the applicable laws, and increase efficiency and cost effectiveness in the resolution of such claims, all of which are in the best interests of the Company and its stockholders. Further, the Board believes that Delaware courts are best suited to address disputes involving such matters given the Company’s incorporation in Delaware and the Delaware courts’ reputation for expertise in corporate law matters.
Specifically, Delaware offers a specialized court system uniquely equipped to deal with corporate law questions, with streamlined procedures and processes which help provide consistent, relatively quick decisions. Such efficiency can limit the time, cost and uncertainty of litigation for all parties. These courts have also developed considerable expertise in dealing with corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance.
Exclusive forum provisions, such as our Exclusive Forum Amendment are becoming increasingly common. Without a bylaw or similar provision like the Exclusive Forum Amendment, the Company would be exposed to the possibility of plaintiffs using the Company’s diverse operational base to bring claims against the Company in multiple jurisdictions or choosing a forum state for litigation that may not apply Delaware law to the Company’s internal affairs in the same manner as the Delaware courts would be expected to do so. Although no assurance can be given that courts in all jurisdictions outside of Delaware will be willing to enforce the terms of the Exclusive Forum Amendment, certain jurisdictions have enforced exclusive forum provisions and the Board believes that the Exclusive Forum Amendment will reduce the risk that the Company could become subject to duplicative litigation in multiple forums, as well as the risk that the outcome of cases in multiple forums could be inconsistent, even though each forum purports to follow Delaware law. Any of these could expose the Company to increased expenses or losses.
The Board believes the Exclusive Forum Amendment will have no impact on the kind of remedy a stockholder may obtain and does not deprive stockholders of legitimate claims; rather it attempts to prevent the Company from being forced to waste corporate assets defending against duplicative suits. In addition, as discussed above, we believe the Delaware Court of Chancery offers a specialized system that can limit the time, cost and uncertainty of litigation for all parties, including stockholder plaintiffs. At the same time, the Board believes that the Company should retain the ability to consent to an alternative forum on a case-by-case basis where the Company determines that its interest and those of its stockholders are best served by permitting such a dispute to proceed in a forum other than Delaware.
The Board is aware that certain proxy advisors and institutional investors have taken the position that, in general, they may not support an exclusive forum clause until the company proposing it can show it already has suffered material harm as a result of multiple stockholder suits filed in different jurisdictions regarding the same matter. However, the Board believes that it is far more prudent to take preventive measures now, before the Company and the interests of its stockholders are harmed by the increasing practice of the plaintiffs’ bar to file selectively their claims in favorable jurisdictions, rather than wait to incur the litigation and related costs of attempting to have the cases consolidated or risk that foreign jurisdictions may misapply Delaware law to the detriment of the Company and its stockholders.
After considering the foregoing, the Board determined that the Exclusive Forum Amendment is in the best interests of the Company and its stockholders.
 Required Vote
Stockholder approval is not required for the Exclusive Forum Amendment; however, the Board believes this is an important issue and that it is in the best interests of the Company and its stockholders to seek a non-binding, advisory stockholder vote to ratify the Exclusive Forum Amendment. The ratification of the Exclusive Forum Amendment requires the affirmative vote of a majority of the votes cast at the annual meeting. If the proposal to ratify the Exclusive Forum Amendment is not approved, the Board will consider whether to propose at the 2020 annual meeting of stockholders an amendment to eliminate the Exclusive Forum Amendment.
 Recommendation of the Board of Directors
THE BOARD RECOMMENDS A VOTE “FOR” THE RATIFICATION, BY NON-BINDING, ADVISORY VOTE, OF AN AMENDMENT TO THE COMPANY’S BYLAWS TO DESIGNATE DELAWARE AS THE EXCLUSIVE FORUM FOR CERTAIN LEGAL ACTIONS.